As filed with the Securities and Exchange Commission on October 4, 2002.
Registration No. 333-                    .

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SUMMIT SECURITIES, INC.

(Exact Name of Registrant as Specified in its Charter)

Idaho	601 West First Avenue	82-0438135
(State or other jurisdiction of incorporation or organization)	Spokane, Washington 99201-5015 (509) 838-3111	(I.R.S. Employer Identification No.)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Tom Turner, President

Summit Securities, Inc.
601 West First Avenue
Spokane, Washington 99201-5015
(509) 838-3111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert J. Ahrenholz, Esq.

Michael J. Zieg, Esq.
Kutak Rock LLP
717 Seventeenth Street, Suite 2900
Denver, Colorado 80202
(303) 297-2400

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☒

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class	Amount	Proposed maximum	Proposed maximum	Amount of
of securities to be	to be	offering price	aggregate	registration
registered	registered	per unit	offering price(1)(2)	fee(3)

Investment Certificates, Series B and B-1	$50,000,000	—	$50,000,000	$4,600

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).
(2)	Includes $19,000,000 of investment certificates that remains unsold and are being carried forward from Registration Statement No. 333-77058 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $1,748 was previously paid. In accordance with Rule 429, this registration statement, upon being declared effective, will constitute a post-effective amendment to Registration Statement No. 333-77058.
(3)	A filing fee of $1,748 was previously paid for the $19,000,000 of investment certificates carried forward from Registration Statement No. 333-77058 pursuant to Rule 429.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

This Prospectus and the information contained herein are subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to completion, dated October 4, 2002

PROSPECTUS

Up to $50,000,000 of Investment Certificates, Series B and Series B-1

Summit is offering investment certificates with the following terms:

•	The certificates are unsecured debt instruments, senior only to our outstanding equity securities.

•	The certificates rank equally with our unsecured debt and are subordinate to all of our secured debt.

Minimum Investment	Term to Maturity	Annual Interest Rate

$100	120 Months	7.875%
$100	96 to 119 Months	7.750%
$100	72 to 95 Months	7.625%
$100	60 to 71 Months	7.500%
$100	48 to 59 Months	6.500%
$100	36 to 47 Months	6.250%
$100	24 to 35 Months	6.000%
$100	12 to 23 Months	5.250%
$250,000	120 Months	8.250%
$250,000	60 to 119 Months	8.000%
	Installment Payment Option
$2,000	60 to 120 Months	6.000%
	Discount Certificate Option	Annual Rate of Accretion
$1,000	36 to 47 Months	6.500%
$1,000	48 to 59 Months	6.750%
$1,000	60 to 119 Months	7.900%
$1,000	120 Months	8.125%

	Per Certificate	Total if all Certificates are Sold

Public offering price	100%	$50,000,000
Sales commissions*	0 to 6%	None-$3,000,000
Minimum proceeds to Summit (before expenses)	94 to 100%	$47,000,000-$50,000,000

*	You will not incur a direct sales charge. Certificates earn interest or accrete in value without deduction for sales commissions. We will reimburse our sales agents for commissions paid to licensed securities sales representatives. Sales commission rates on the sale of certificates depend upon the terms of the sale and upon whether the sales are reinvestments or new purchases. See “PLAN OF DISTRIBUTION.”

In addition to the following factors, you should consider carefully the risk factors beginning on page 11 in this prospectus.

•	Currently, there is no trading market for the certificates and you should not expect one to be established in the future.

•	We are offering the certificates on a continuous, best efforts basis, and there is no minimum amount of certificates that must be sold before we use the proceeds or terminate the offering.

•	The proceeds from sales of certificates will be paid to us promptly following each sale and will not be placed in an escrow account.

•	You may not purchase certificates under this prospectus after October 31, 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

METROPOLITAN INVESTMENT SECURITIES, INC.

The date of this prospectus is                     , 2002.

PROSPECTUS SUMMARY
The Summit Consolidated Group of Companies
General
History
Business
Organizational Chart
Summary of the Certificate Offering
Capitalization
Summary Consolidated Financial Data
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF CERTIFICATES
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
PART II
Information Not Required in Prospectus
SIGNATURES
POWER OF ATTORNEY
EX-1.02 Form of Agreement to Act as Underwriter
EX-1.03 Form of Pricing Recommendation Letter
EX-5.01 Opinion and Consent of Kutak Rock LLP
EX-12.01 Statement of computation of ratio of earn
EX-23.01 Consent of Ernst & Young LLP
EX-23.02 Consent of PricewaterhouseCoopers LLP

PROSPECTUS SUMMARY	3
RISK FACTORS	11
FORWARD-LOOKING STATEMENTS	12
USE OF PROCEEDS	13
DESCRIPTION OF CERTIFICATES	14
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS	17
PLAN OF DISTRIBUTION	20
LEGAL MATTERS	21
EXPERTS	21
AVAILABLE INFORMATION	21
INCORPORATION OF DOCUMENTS BY REFERENCE	22

      You should only rely on the information contained in this prospectus. We have not, and the sales agents have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

      This summary highlights some of the information contained in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in the certificates. You should read both this prospectus and the attached Annual Report on Form 10-K and the Quarterly Report on Form 10-Q of Summit for the fiscal year ended September 30, 2001 and the fiscal quarter ended June 30, 2002, respectively, carefully before you make your investment decision.

The Summit Consolidated Group of Companies

General

      Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. Our principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Our mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and our telephone number is (509) 838-3111. We also maintain an office at 8601 W. Emerald, Suite 150, Boise, Idaho 83704 and our telephone number at that address is (208) 376-8260. The terms “Summit,” “we” and “our” refer collectively to Summit Securities, Inc. and our subsidiaries.

History

      We were founded in 1990, as a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., or “Metropolitan.” We were later acquired by National Summit Corp. on September 9, 1994. In the first six months of 1995, we acquired a broker/ dealer, Metropolitan Investment Securities, Inc. (“MIS”) from Metropolitan, and created a subsidiary holding company, Summit Group Holding Company. Summit Group Holding Company then acquired Old Standard Life Insurance Company from Metropolitan. On December 28, 1995, Old Standard acquired another insurance company, Arizona Life Insurance Company, which subsequently changed its name to Old West Annuity & Life Insurance Company. We also own a property development company, Summit Property Development, Inc. The charts beginning on the next page depict the relationship of some of the significant companies in the Summit consolidated group, as well as some affiliated companies that are not subsidiaries of Summit.

      Even though our parent company changed from Metropolitan to National, we continue to be controlled by C. Paul Sandifur, Jr., who is both the owner of National and the Chief Executive Officer, President and controlling shareholder of Metropolitan. As a result of Mr. Sandifur’s control, we have several affiliates that are subsidiaries of Metropolitan, including Metwest Mortgage Services, Inc. and Western United Life Assurance Company. Collectively, Metropolitan, Metwest and Western Life are referred to as “affiliated companies.”

Business

      We are engaged in a nationwide business of originating, acquiring, holding and selling receivables. These receivables include small to mid-sized commercial real estate loans and real estate contracts and promissory notes that are secured by first position liens on residential real estate. We also invest in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes and other investments. Currently, we are focusing our receivable investing activities on loans collateralized by commercial real estate. The commercial loans originated by us are typically collateralized by various commercial real estate properties, including multi-family properties. In addition to receivables, we invest in other assets, including U.S. Treasury obligations, corporate bonds and other securities.

      Our capital to invest in these receivables comes from several sources. We use funds generated from the sale of annuities, the sale of debt and equity securities, the sale of receivables, collateralized borrowings, the sale of real estate and securities portfolio earnings.

      The affiliated companies provide services to us for a fee and engage in various business transactions with us. Metropolitan provides receivable acquisition services to us. Metwest Mortgage Services, Inc., an affiliate, conducts receivable collection and servicing activities for us for a portion of their receivable portfolios. At regular meetings of our board of directors, we will periodically request that a majority of the independent directors ratify and approve all material affiliated transactions and forgiveness of loans, if any. For a more detailed discussion of the business of the consolidated group, see “Item 1” in Summit’s Annual Report filed on Form 10-K for the year ended September 30, 2001, which is incorporated by reference in and attached to this prospectus.

Organizational Chart

      The consolidated group consists of Summit Securities, Inc. and all of its subsidiaries. The chart below lists the principal operating subsidiaries of the consolidated group.

      National Summit Corp.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. National Summit is wholly owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

      Summit Securities, Inc.: We invest in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings.

      Metropolitan Investment Securities, Inc. (“MIS”): Broker/dealer that is in the business of marketing securities that are offered by Summit and Metropolitan, mutual funds and general securities. MIS is the lead selling agent for this offering.

      Summit Property Development, Inc.: Provides real estate development services to others, principally to Metropolitan and its subsidiaries.

      Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

      Old Standard Life Insurance Company: Engaged primarily in the sale of annuity contracts and origination of commercial loans for the consolidated group and its affiliates. Old Standard is licensed to sell insurance products in eight states, but its sales are primarily concentrated in the states of Idaho and Oregon.

      Old West Annuity & Life Insurance Company: Engaged primarily in the sale of annuity contracts. Old West is licensed to sell insurance products in seven states, but its sales are primarily concentrated in the states of Arizona, California, Idaho, Utah and Texas.

      The chart below lists the principal operating subsidiaries of Metropolitan Mortgage & Securities Co., Inc., one of our affiliates.

      Metropolitan Mortgage & Securities Co., Inc.: Controlled by C. Paul Sandifur, Jr. and is an affiliate of Summit. Metropolitan invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments and securities offerings.

      Consumers Group Holding Co., Inc.: A holding company, with its sole business activity currently being a shareholder of Consumers Insurance Company.

      Consumers Insurance Company: Inactive property and casualty insurer.

      Western United Holding Company: A holding company, with its primary business activity currently being a shareholder of Western Life.

      Western United Life Assurance Company: Western Life is the only operating subsidiary of Western Holding. Metropolitan’s largest active subsidiary. Western Life is engaged primarily in the sale of annuity contracts. Western Life is licensed to sell insurance in 16 states, but its sales are primarily concentrated in the western half of the United States.

      Metwest Mortgage Services, Inc.: Metwest primarily performs collection and servicing functions for us and its other affiliates. Metwest is a Federal Housing Administration and U.S. Department of Housing and Urban Development licensed servicer and lender and is licensed as a Federal National Mortgage Association seller/servicer.

Summary of the Certificate Offering

Certificates offered	We are offering up to $50,000,000 in principal amount at maturity of investment certificates, series B and B-1. They will be issued at the minimum investment amounts, terms and rates listed on the cover page of this prospectus. The discount certificates will be issued as series B-1 certificates. All other certificates offered under this prospectus will be issued as Series B certificates. Certificates will be issued in book-entry form only.

Ranking	The certificates are unsecured debt instruments of Summit. At June 30, 2002, we had outstanding approximately $83.7 million, including principal and compounded and accrued interest, of investment certificates series B and B-1, $21.0 million of notes that rank equally with the series B certificates, and approximately $20.4 million, including principal and accrued interest, of collateralized debt and similar obligations, excluding insurance subsidiary reserves, ranking senior to the certificates.

Discount certificates	You have the option to purchase certificates at a discount to the principal amount due at maturity, known as discount certificates. There will be no principal or interest payments on the discount certificates until they mature. For a discussion of the special tax consequences involved with purchasing discount certificates, see the section entitled “MATERIAL FEDERAL INCOME TAX CONSIDERATIONS—Original Issue Discount on the Discount Certificates” in this prospectus.

Principal and interest payments	You may elect one of four options to receive principal and interest payments on the certificates: (1) to receive interest monthly, quarterly or semi-annually without compounding, or annual payments of interest that are compounded semiannually, (2) to leave the interest with Summit until maturity and it will compound semi-annually, (3) for the certificates purchased under the installment option, equal monthly installments of principal and interest in accordance with an amortization schedule that you select, or (4) for the discount certificates, to forgo regular interest payments and purchase the certificate at a discount to the principal amount due at maturity and receive the full principal amount at maturity. We may change the minimum investment amounts, terms and interest rates on unissued certificates offered in this prospectus from time to time by supplementing this prospectus. The terms of certificates issued prior to the date of any change will not be affected by the change.

Use of proceeds	We will use the proceeds from the sales of this certificate offering to invest in receivables and to make other investments, which may include investments in existing subsidiaries, new business ventures or to acquire other companies. We may also use the proceeds to pay principal and/or interest on debt securities, pay preferred stock dividends and for general corporate purposes.

Plan of distribution	We are offering the investment certificates on a continuous best efforts basis. There is no minimum amount of certificates that must be sold before we use the proceeds or terminate the offering.

Risk factors	Purchasing the investment certificates involves risks. You should review the risks described in this prospectus and those described in the attached Annual Report on Form 10-K of Summit before you invest in the certificates. See “RISK FACTORS” for a discussion of the risks associated with investing in the certificates.

Capitalization

      The following table shows the capitalization of the consolidated group at June 30, 2002:

Amount
Class	Outstanding

Debt Payable:
Real estate contracts and mortgage notes payable 5.25% to 8.0%, due 2002 to 2020, collateralized by senior liens on certain of the Company’s real estate contracts, mortgage notes receivable and real estate held for sale	$119,555
Note payable to Federal Home Loan Bank of Seattle (FHLB), interest rate of 2.44% due 11/13/2002, collateralized by $30.2 million of mortgage backed securities	7,000,000
Note payable to Metropolitan Mortgage & Securities Co., Inc., interest at 9.5% per annum, due in annual installments through 4/1/2012, collateralized by other receivable investments	13,246,825
Accrued interest payable	15,250

Total Debt Payable	20,381,630

Debt Securities:
Debt Securities, maturing 2002 to 2010, at 5.25% to 9.5%	95,741,279
Compound and accrued interest	8,917,874

Total Debt Securities	104,659,153

Stockholders’ Equity:
Preferred Stock, Series S, R and T, $10 par: 10,000,000 shares authorized; 83,480 shares issued and outstanding (liquidation preference $8,348,017)	834,802
Preferred Stock, Series S-3, $2.50 par, 10,000,000 shares authorized, 1,004,561 shares issued and outstanding (liquidation preference $25,114,025)	2,511,402
Common Stock, $10 par: 2,000,000 shares authorized; 10,000 shares issued and outstanding	100,000
Additional paid-in capital	27,173,225
Retained earnings	1,791,590
Accumulated other comprehensive income	461,840

Total Stockholders’ Equity	32,872,859

Total Capitalization	$157,913,642

Summary Consolidated Financial Data

      The summary consolidated financial data shown below as of September 30, 2001 and 2000 and for the years ended September 30, 2001, 2000 and 1999, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the audited consolidated financial statements, related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations appearing in Summit’s Form 10-K for the year ended September 30, 2001, which is incorporated in this prospectus by reference and attached to this prospectus. The summary consolidated financial data shown below as of September 30, 1999, 1998 and 1997 and for the years ended September 30, 1998 and 1997, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from audited consolidated financial statements not included elsewhere in this prospectus. The summary unaudited consolidated financial data shown below as of June 30, 2002 and for the nine months ended June 30, 2002 and 2001, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from Summit’s Form 10-Q for the quarter ended June 30, 2002, which is incorporated by reference in and attached to this prospectus. The summary consolidated balance sheet data as of June 30, 2001 has been derived from unaudited financial statements not included elsewhere in this prospectus. The unaudited financial statements include all adjustments consisting of normal recurring adjustments which we consider necessary for a fair presentation of our financial position and results of operations for these periods. The historical annual results and results for the nine months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending September 30, 2002 or future results.

	Nine Months Ended
	June 30,		Year Ended September 30,

	2002	2001	2001	2000	1999	1998	1997

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues	$49,494,271	$33,374,533	$48,208,501	$49,577,780	$36,368,936	$29,965,547	$19,785,462

Net income (loss)	$3,081,568	$(1,998,130)	$(2,490,714)	$4,082,239	$2,814,828	$2,524,027	$1,851,240
Preferred stock dividends	(2,033,809)	(1,876,324)	(2,549,849)	(2,025,155)	(838,356)	(498,533)	(446,560)
Income (loss) applicable to common stockholder	$1,047,759	$(3,874,454)	$(5,040,563)	$2,057,084	$1,976,472	$2,025,494	$1,404,680

Ratio of earnings to fixed charges	1.56	(1)	(1)	1.81	1.57	1.64	1.46
Ratio of earnings to fixed charges and preferred stock dividends	1.14	(1)	(1)	1.29	1.34	1.46	1.31
PER-COMMON SHARE DATA:
Basic and diluted income (loss) per share applicable to common stockholder(2)	$104.78	$(387.45)	$(504.00)	$205.70	$197.65	$202.55	$140.47

Weighted average number of common shares outstanding	10,000	10,000	10,000	10,000	10,000	10,000	10,000

Cash dividends per common share	$162.00	$105.00	$105.00	$100.00	$—	$21.07	$—

CONSOLIDATED BALANCE SHEET DATA:
Due from/(to) affiliated companies, net	$(6,576,118)	$(1,343,135)	$—	$366,940	$(151,077)	$10,985,805	$870,255
Total assets	$552,521,755	$422,681,162	$436,588,311	$359,325,586	$295,115,959	$206,594,234	$166,354,070
Debt securities and other debt payable	$125,040,783	$107,252,882	$104,163,412	$88,641,357	$72,086,696	$56,078,514	$50,607,983
Stockholders’ equity	$32,872,859	$31,444,834	$31,687,362	$29,829,414	$19,104,955	$10,684,064	$7,756,643

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $5.5 million for the nine months ended June 30, 2001 and $7.6 million for the year ended September 30, 2001. Earnings were insufficient to meet fixed charges excluding preferred stock dividends by approximately $3.6 million for the nine months ended June 30, 2001 and $5.1 million for the year ended September 30, 2001.

(2)	Earnings (loss) per common share, basic and diluted, are computed by deducting preferred stock dividends from net income (loss) and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any period presented.

RISK FACTORS

      When deciding whether or not to purchase the certificates, you should carefully consider the risks contained in the section entitled “BUSINESS OVERVIEW—Factors Affecting Future Operating Results” of Summit’s Annual Report on Form 10-K for the year ended September 30, 2001, incorporated by reference into and attached to this prospectus. You should also consider the following risks associated with an investment in the certificates:

      The indenture does not restrict our ability to incur additional debt.

      The certificates are governed by an indenture dated as of November 15, 1990. The indenture does not restrict our ability to issue additional certificates or to incur other debt, including debt that is senior in right of payment to the certificates. We are not required to maintain any specified financial ratios, minimum net worth, minimum working capital or a sinking fund for the certificates. If we issue debt senior to the certificates and subsequently default on the senior debt, you may not receive the full amounts due on your certificates.

      Our earnings were insufficient to cover fixed charges and preferred stock dividends for the fiscal year ended September 30, 2001, which, if continued, could result in our inability to pay you the full amounts you are entitled to on your investment certificates.

      Our consolidated net loss for the fiscal year ended September 30, 2001 was insufficient to cover fixed charges including preferred stock dividend requirements. In order to have the necessary funds to meet our obligations as they become due, we will be required to generate additional earnings, make additional sales of our preferred stock and investment certificates, or borrow or obtain funds from other sources. If the insufficiency in earnings continues, and if we are unable to sell a sufficient amount of preferred stock and investment certificates or obtain funds from other sources, we may not have sufficient funds to pay you the full amounts you are entitled to on your investment certificates.

      Certificates are not a liquid investment due to the absence of an established trading market.

      There is no trading market for the certificates and it is not anticipated that one will develop. Generally, you cannot have your certificates redeemed until they mature. There are only limited situations in which certificates will be redeemed early. These may include situations where there is a mutual agreement between you and Summit, or when the “prepayment on death” provision applies. You should consider your needs for liquidity before investing in the certificates and you should be prepared to hold any certificates purchased in this offering until their maturity.

      If you purchase discount certificates, original issue discount will be included in your gross income for U.S. Federal income tax purposes before you receive any cash payments on the discount certificates.

      Cash payments on the discount certificates will generally not be paid until the discount certificate matures. However, because the discount certificates will be issued at a substantial discount to their stated principal amount due at maturity, holders of discount certificates will be required to include original issue discount in gross income for U.S. Federal income tax purposes in advance of receiving cash payments on the discount certificates. See the section entitled “MATERIAL FEDERAL INCOME TAX CONSIDERATIONS” for a more detailed discussion of these tax consequences.

      If a bankruptcy petition were filed by or against us, you may receive a lesser amount for a claim relating to the discount certificates than you would be entitled to under the indenture for the discount certificates, and you may realize taxable gain or loss upon payment of your claim.

      If a bankruptcy petition were filed by or against Summit Securities, Inc. under the U.S. Bankruptcy Code after the issuance of the discount certificates, the claim of a holder of discount certificates with respect to the accreted value of the certificates may be limited to an amount equal to the sum of:

(1) the initial offering price of the discount certificates; and

(2) that portion of the original issue discount that is not deemed to constitute “unmatured interest” within the meaning of the U.S. Bankruptcy Code.

      Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the discount certificates under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture for the discount certificates, even if sufficient funds are available. In addition, to the extent that the U.S. Bankruptcy Code differs from the Internal Revenue Code in determining the method of amortization of original issue discount, a holder of discount certificates may realize taxable gain or loss upon payment of that holder’s claim in bankruptcy.

      Original issue discount relating to the discount certificates may not be fully deductible by us.

      Depending on the actual yield to maturity of the discount certificates, they may constitute applicable high yield debt obligations for federal income tax purposes. If they are, we may not deduct any original issue discount that accrues on the discount certificates until we actually pay it. Also, it is possible that a portion of the original issue discount will never be deductible by us. Our inability to deduct original issue discount could increase our tax liability and expense if we operate at a profit, and could have an adverse affect on our business.

      Because the certificates are structurally subordinated to the obligations of our subsidiaries, you may not be fully repaid if we become insolvent.

      Creditors of any of our subsidiaries, including trade creditors, have and will have claims relating to the assets of that subsidiary that are senior to the certificates and our other outstanding debt securities. As a result, the certificates and all of our other debts are structurally subordinated to the debts and other obligations of our subsidiaries. We do not have any agreements that prevent our subsidiaries from incurring debt or other obligations in the future. At June 30, 2002, approximately 91% of our consolidated assets were held by our insurance company subsidiaries. As a holder of the certificates, you do not have a claim to the assets of any of our subsidiaries. If we become insolvent, certificate holders may not have access to the assets of our subsidiaries, which could cause you to receive less than the full amounts owed to you on the certificates.

      Risk of holding book-entry certificates because there are no physical certificates to transfer.

      Our use of book-entry certificates rather than actual physical certificates in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical certificates for the certificates may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical certificates. The use of book-entry certificates may delay payments to you because distributions on the certificates would be made first to the person in whose name the certificates are registered before those payments are forwarded to you.

FORWARD LOOKING STATEMENTS

      This prospectus includes or incorporates by reference “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act including in particular the statements about our current expectations, plans, strategies, prospects and projections about future events. Although we believe that our statements reflected in or suggested by the forward looking statements are reasonable, these expectations, plans, strategies, prospects and projections about future events may not be achieved or actually occur. We have included important factors that could cause actual results to differ materially from the forward looking statements under the heading “Risk Factors” above and elsewhere in this prospectus, including under the headings “Business— Factors Affecting Future Operating Results” and “—Regulation” in our Annual Report on Form 10-K for the year ended September 30, 2001, incorporated by reference into and attached to this prospectus. These forward looking statements are subject to and qualified by risks, uncertainties, and assumptions about Summit, including:

•	Our anticipated growth strategies;

•	Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate;

•	Future interest rate trends, movements and fluctuations;

•	Future expenditures for purchasing receivables; and

•	Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

USE OF PROCEEDS

      If all of the certificates we are offering are sold, we expect proceeds to total $50,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $182,000 and sales commissions will be a maximum of 6% of the offering proceeds. We may not be able to sell any or all of the investment certificates.

      In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of this investment certificate offering primarily for funding investments in receivables and other investments, which may include investment in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies. We have entered into an agreement to acquire a life insurance company organized under the laws of the State of Ohio. There are conditions to the acquisition and the acquisition may not ultimately take place. Since we do not know the total amount of investment certificates that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering.

      To the extent internally generated funds are insufficient or unavailable, proceeds of this offering may be used for retiring maturing investment certificates and notes, preferred stock distributions and for general corporate purposes, including debt service and other general operating expenses. In addition to this certificate offering, we currently have an ongoing offering of our preferred stock. This preferred stock offering is being made on a best efforts basis. Therefore, we are unable to predict the amount of proceeds the preferred stock offering will generate. Approximately $12.2 million in principal amount of our debt securities will mature between October 1, 2002 and October 31, 2003 with interest rates ranging from 5.25% to 9.5% with a weighted average of approximately 7.70% per annum. We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above.

      In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

DESCRIPTION OF CERTIFICATES

General

      The certificates will be issued under an indenture dated as of November 15, 1990 and supplements to the indenture dated as of December 31, 1997 and March 1, 2001. We refer to the indenture and its supplements together as the “indenture.” We urge you to read the indenture because it, and not this prospectus, defines your rights as a holder of the certificates. The following are summaries of the indenture, a copy of which is filed as an exhibit to the registration statement that includes this prospectus and is also available for inspection at the office of the trustee.

      The certificates will represent unsecured general obligations of Summit and will be issued in book-entry form without coupons, in fractional denominations of $0.01 or more, subject to the stated minimum investment amounts shown on the cover page of this prospectus. The certificates will be sold to the public at 100% of their principal amount, except for the discount certificates, which will be sold at a discount to the aggregate principal amount due at maturity. The certificates will be issued in accordance with the minimum investment amounts, maturities and interest or accretion rates listed on the cover page of this prospectus. We may change the stated interest or accretion rates, maturities and minimum investment amounts of any unissued certificates at any time by supplementing this prospectus. Any change will have no effect on the terms of the certificates sold prior to the date of the change.

      Certificates may be transferred or exchanged for other certificates of the same series, of a like aggregate principal amount, or like accreted value in the ease of discount certificates, subject to the limitations contained in the indenture. A $25.00 service charge will be made for any transfer or exchange of certificates. We may also require payment of taxes or other governmental charges imposed in connection with any transfer or exchange. For certificates earning interest, interest will accrue at the rate stated on the cover page of this prospectus from the date of issue until maturity. For discount certificates, the certificates will accrete in value from the date of issue until maturity at the rate of accretion on the cover page of this prospectus. The certificates are not convertible into capital stock or any other securities of Summit.

      The certificates are not subject to redemption prior to maturity, but may be prepaid under the prepayment on death provision described below. Also, in limited circumstances involving an investor’s demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, we may, in our sole discretion, consider a request for an early payment of a certificate upon terms mutually agreed to by the holder of the certificate and Summit. Early payment requests are reviewed in the order received and are subject to review by Summit’s executive management.

Payment of Principal and Interest

      If you purchase a certificate where interest is paid, interest will be payable to you under one of several interest payment plans.

•	You may select an interest payment plan at the time you purchase the certificates and can change this plan at any time by giving written notice to Summit;

•	you may elect to have interest paid on a monthly, quarterly or semi-annual basis, without compounding;

•	you may elect to receive interest payments annually, which will be compounded semi-annually; or

•	you may elect to leave the accrued interest with Summit until maturity, in which case it will compound semi-annually at the stated interest rate. Under this compounding option, by giving written notice to Summit, you may withdraw the interest accumulated during the last two completed semi-annual compounding periods as well as the interest accrued from the end of the last compounding period to the date Summit receives the notice. Amounts compounded prior to the last two semi-annual compounding periods are available only at maturity;

      Alternatively, under the installment option, at your election, at the time of investment and subject to the minimum term and investment requirements listed on the cover page of this prospectus, you can receive level monthly installments comprised of principal and interest commencing 30 days from the date of issue of the certificate until maturity. The amount of each installment will be determined by the amortization term you designate at the time the certificate is purchased.

      Finally, under the discount certificate option, no principal or interest payments will be made to you until the maturity date of the discount certificate. The principal on the discount certificates will accrete in value at the rate shown on the cover page of this prospectus from the date of issue until maturity, compounded semi-annually. Before purchasing a discount certificate, you should review the sections entitled “RISK FACTORS” and “MATERIAL FEDERAL INCOME TAX CONSIDERATIONS— Original Issue Discount” in this prospectus.

      For certificates issued through investment advisors that have clients who pay advisory fees, the rate for the certificate specified on the cover page of this prospectus may be increased by up to .50% per annum. The rate on these certificates may be higher because no sales commissions will be paid to investment advisors that have clients paying management fees to the advisor.

Maturity

      You will be notified in writing between 15 and 45 days prior to the date your certificates will mature. We are not required to periodically fund a sinking fund to pay the certificates at maturity. When a certificate matures, the amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Certificates do not earn interest after the maturity date. Summit will pay the principal and accumulated interest due on matured certificates to the registered owner(s) in cash at Summit’s main office in Spokane, Washington, or by check mailed to the address designated by the registered owner.

Prepayment on Death

      In the event of the death of a certificate holder, any party entitled to receive some or all of the proceeds from that certificate may elect to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive, equal monthly installments. Interest will continue to accrue on the declining principal balance of the portion of the certificate being prepaid. No interest penalty will be assessed. Any request for prepayment shall be made to Summit in writing and shall be accompanied by evidence satisfactory to Summit of the death of the registered owner or joint registered owner. Before prepayment, we may require the submission of additional documents or other material which we consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances that, in our discretion, we consider necessary to fulfill our obligations.

Related Indebtedness

      The indenture governing the certificates does not restrict our ability to issue additional certificates or to incur other debt, including debt that is senior in right of payment to the certificates. Summit’s subsidiaries will have no obligation to guarantee or otherwise pay amounts due under the certificates. Therefore, the certificates will be effectively subordinated to all indebtedness and other liabilities and commitments of Summit’s subsidiaries. The certificates will not be guaranteed or insured by any entity or any governmental agency. The indenture does not require us to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the certificates.

      At June 30, 2002, Summit had outstanding approximately $104.7 million including principal and compounded and accrued interest, of certificate debt and debt ranking equally with the certificates, and approximately $20.4 million, including principal and accrued interest, of collateralized debt and similar obligations ranking senior to the certificates. This amount excludes insurance company reserves of our insurance company subsidiaries. The certificates offered in this prospectus are senior in liquidation preference only to the outstanding equity securities of Summit. Discount certificates will be issued as Series B-1 certificates, and will rank equally with the other certificates offered in this prospectus, which will be issued as Series B certificates. The certificates are subordinate to our collateralized debt and rank equally with our unsecured accounts payable and accrued liabilities. The certificates rank equally with our other certificates and unsecured notes that are outstanding. You should not rely on the terms of the indenture for protection of your investment, but should look rather to the creditworthiness of Summit and its ability to satisfy its obligations.

The Trustee

      U.S. Bank Trust National Association is the trustee for the certificates. The trustee is obligated under the indenture to oversee and, if necessary, to take action to enforce fulfillment of Summit’s obligations to certificate holders. The trustee is a national banking association with a combined capital and surplus in excess of $100 million. Summit and some of its affiliates may maintain deposit accounts with and may, from time to time, borrow money from the trustee and conduct other banking transactions with it. At June 30, 2002, and as of the date of this prospectus, no loans from the trustee were outstanding. In the event of default, the indenture permits the trustee to become a creditor of Summit and does not preclude the trustee from enforcing its rights as a creditor, including rights as a holder of collateralized indebtedness.

Rights and Procedures in the Event of Default

      Events of default include:

•	the failure of Summit to pay interest on any certificate for a period of 30 days after it becomes due and payable;

•	the failure to pay the principal on any certificate when due, including periodic payments of principal for certificates with the installment option;

•	the failure to perform any other covenant in the indenture for 60 days after receiving notice of the failure; and

•	some events of bankruptcy, insolvency or reorganization with respect to Summit.

      If an event of default occurs, either the trustee or the holders of 25% or more in principal amount of certificates then outstanding, or principal amount due at maturity in the case of discount certificates, may declare the principal of all the certificates outstanding, or accreted value in the case of discount certificates, to be immediately due and payable.

      The trustee must give the certificate holders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The trustee may withhold the notice if it determines in good faith that withholding the notice is in the best interests of the certificate holders, unless the default is a failure to pay principal or interest on any certificate when due.

      Subject to various conditions, any of these defaults, except for a failure to pay principal or interest when due, may be waived by the holders of a majority in aggregate principal amount of the certificates then outstanding, or principal amount due at maturity in the case of discount certificates. The holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any power conferred on the trustee, except as otherwise provided in the indenture. The trustee may require reasonable indemnity from holders of certificates before acting at their direction.

      Within 120 days after the end of each fiscal year, Summit must furnish to the trustee a statement of various officers of Summit concerning their knowledge as to whether or not Summit is in default under the indenture.

Modification of the Indenture

      Certificate holders’ rights may be modified with the consent of the holders of 66 and 2/3% of the outstanding principal amounts, or principal due at maturity in the case of discount certificates, of certificates, and 66 and 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of certificates required for modification is effective against any certificate holder without his or her consent.

Restrictions on Consolidation, Merger and Other Fundamental Corporate Changes

      Summit may not consolidate with or merge into any other corporation or transfer substantially all of its assets unless either Summit is the continuing corporation after the consolidation or merger or the person acquiring by conveyance or transfer of the assets is a corporation organized and existing under the laws of the United States, or any state of the United States, which assumes the performance of every covenant of Summit under the indenture and other conditions precedent are fulfilled.

Transfer Agent and Registrar

      Metropolitan Mortgage & Securities Co, Inc. acts as the transfer agent and registrar of the certificates. A $25.00 service charge will be assessed to the certificate holder for any transfer or exchange of certificates.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion summarizes the material U.S. federal income tax consequences of the holding and disposition of the certificates. This discussion only deals with persons that hold the certificates as capital assets within the meaning of Section 1221 of the Internal Revenue Code, referred to as the “Code,” and that purchase the original certificates for cash at original issue. This discussion does not address the U.S. federal income tax consequences that may be relevant to a particular holder subject to special treatment under U.S. federal income tax laws, like dealers in securities or foreign currency, banks, trusts, insurance companies, tax-exempt organizations, persons that hold certificates as part of a straddle, hedge against currency risk or constructive sale or conversion transaction, persons that have a functional currency other than the U.S. dollar and investors in pass-through entities.

      This discussion is based on the Code, the final, temporary and proposed Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, a ruling from the IRS or an opinion of counsel regarding any of the U.S. Federal income tax consequences described below. As a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions contained in this prospectus.

      This discussion does not discuss all of the U.S. federal income tax considerations that may be relevant to you. You are urged to consult your own tax advisors regarding the application of U.S. federal income tax laws to your particular situation, as well as the laws of any state, local or foreign taxing jurisdiction.

U.S. Holders

      The following discussion is limited to persons who are U.S. holders. For these purposes, U.S. holder means:

(1) an individual who is a citizen or resident of the U.S.;

(2) a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision of or in the U.S.;

(3) an estate or trust, the income of which is subject to U.S. federal income tax, regardless of its source;

(4) a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons; or

(5) a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

Stated Interest on Investment Certificates Other Than the Discount Certificates

      Stated interest on a certificate other than a discount certificate will be taxable to a U.S. holder as ordinary interest income in accordance with the holder’s regular method of tax accounting. Those persons who elect to permit Summit to retain interest payments with respect to certificates will be required to include those interest payments in income prior to the receipt of any corresponding cash.

Original Issue Discount on the Discount Certificates

      Because the discount certificates will be issued at a substantial discount from their stated principal amount due at maturity, the discount certificates will be treated as issued with original issue discount for U.S. federal income tax purposes. Original issue discount is the excess of:

(1) a certificate’s stated redemption price at maturity, over

(2) its issue price.

      The stated redemption price at maturity of a discount certificate is the principal amount payable at maturity. The issue price of a discount certificate is the first price at which a substantial amount of the discount certificates are sold to the public for cash, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity as underwriters, placement agents or wholesalers.

      A U.S. holder of a discount certificate is required to include original issue discount in income as ordinary interest as it accrues under a constant yield method in advance of receipt of cash payments attributable to that income, regardless of the U.S. holder’s regular method of tax accounting. A U.S. holder will not be required to report separately as taxable income actual distributions of stated interest relating to a discount certificate. In general, the amount of original issue discount included in income by a U.S. holder of a discount certificate is the sum of the daily portions of original issue discount for each day during the taxable year, or portion of the year, on which the U.S. holder held the discount certificate. The daily portion is determined by allocating the original issue discount for an accrual period equally to each day in that accrual period. The accrual period for a discount certificate may be of any length and may vary in length over the term of the discount certificate. However, no accrual period may exceed one year, and each scheduled payment of principal or interest must occur either on the first or final day of an accrual period.

      The amount of original issue discount attributable to an accrual period is generally equal to the product of the discount certificate’s adjusted issue price at the beginning of that accrual period and its yield to maturity, i.e., the discount rate that, when applied to all payments under the discount certificate, results in a present value equal to the issue price. The adjusted issue price of a discount certificate at the beginning of any accrual period is the issue price of the discount certificate, plus the amount of original issue discount allocable to all prior accrual periods, minus the amount of any prior payments in respect of the discount certificate, including payments of stated interest. Under these rules, a U.S. holder generally must include in income an increasingly greater amount of original issue discount in each successive accrual period.

      If a U.S. holder is a corporation, a small portion of the amount that holder would have to accrue may be characterized, by operation of the applicable high yield debt obligation rules, as a dividend for purposes of securing a dividend received deduction. Corporate U.S. holders are encouraged to consult their tax advisors on this point.

Applicable High Yield Discount Obligation

      The original issue discount on any obligation that constitutes an applicable high yield discount obligation generally is not deductible until paid, and deductions relating to portions of original issue discount may be wholly disallowed. The discount certificates may be considered applicable high yield discount obligations. As a result, we may not be allowed a deduction for the accrual of original issue discount on the discount certificates until this interest is actually paid. In addition, a portion of the original issue discount may never be deductible by us.

Sale, Exchange or Redemption of Certificates

      Upon the sale, exchange or redemption of a certificate, a U.S. holder generally will recognize taxable gain or loss equal to the difference between:

(1) the amount realized on that disposition, and

(2) the U.S. holder’s adjusted tax basis in the certificate.

      A U.S. holder’s adjusted tax basis in a discount certificate generally will equal the cost of the discount certificate increased by any original issue discount included in income through the date of disposition and decreased by any payments received on the discount certificate, including payments of stated interest.

      Notwithstanding the foregoing, any amounts realized in connection with any sale, exchange or redemption with respect to accrued interest not previously included in income will be treated as ordinary interest income. A U.S. holder’s adjusted tax basis on a certificate other than a discount certificate generally will equal the cost of the certificate less any principal payments received by the holder.

Information Reporting and Backup Withholding

      A U.S. holder of certificates may be subject to backup withholding at a 31% rate relating to reportable payments, which include interest, including original issue discount, or principal paid on or the gross proceeds of a sale, exchange or redemption of the certificates. The payor of any reportable payments will be required to deduct and withhold 31% of these payments if:

(1) the payee fails to establish that it is entitled to an exemption;

(2) the payee fails to furnish a correct taxpayer identification number to the payor in the prescribed manner;

(3) the IRS notifies the payor that the taxpayer identification number furnished by the payee is incorrect;

(4) the payee has failed to properly report the receipt of reportable payments and the IRS has notified the payor that backup withholding is required; or

(5) the payee fails to certify under penalties of perjury that it is not subject to backup withholding.

      If any one of these events occurs with respect to a U.S. holder of certificates, we will be required to withhold 31% of any payments of principal, premium, if any, and interest, including original issue discount, on a certificate.

      Any amount withheld from a payment to a U.S. holder under the backup withholding rules will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, so long as the required information is provided to the IRS. We generally will report to a U.S. holder of certificates and to the IRS the amount of any reportable payments made on the certificates for each calendar year and the amount of tax withheld, if any, relating to these payments. We will report annually to the IRS and to each holder the amount of original issue discount accrued on the certificate for the calendar year.

      Treasury regulations that generally are effective for payments made after December 31, 2000, subject to transition rules, will generally expand the circumstances under which information reporting and backup withholding may apply. You should consult your tax advisors regarding the application of the information reporting and backup withholding rules, including these Treasury regulations.

Tax-Exempt Persons

      Qualified pension or profit sharing plans and certain other entities may exclude interest from the calculation of unrelated business taxable income, unless such persons’ debt obligations are subject to acquisition indebtedness. Acquisition indebtedness includes debt incurred to acquire debt obligations, such as the certificates. Thus, except to the extent that a tax-exempt person acquires certificates subject to acquisition indebtedness, Summit expects that such person may exclude interest paid or accrued with regard to such certificates from the calculation of unrelated business taxable income.

PLAN OF DISTRIBUTION

      The certificates are being offered to the public on a continuous best efforts basis through MIS, which is a subsidiary of Summit. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the certificates. A commission will, however, be paid by Summit on most certificate purchases up to a maximum amount of 6% of the certificate price, generally depending on the term of the certificate and whether or not the transaction is a reinvestment or new purchase. For clients that retain an investment advisor and pay management fees to that advisor, no commissions will be paid on those sales. Instead of receiving commissions on these sales, the certificates issued through investment advisors with clients paying advisory fees may have an annual rate of up to 0.50% per annum in addition to the annual rates specified on the cover page of this prospectus.

      Certificates are offered only for cash. MIS will transmit funds it receives directly to Summit by noon of the next business day after receipt. During the fiscal year ended September 30, 2001, MIS received commissions of approximately $2.4 million from Summit on sales of approximately $43.0 million of Summit’s debt securities and approximately $4.5 million of Summit’s equity securities. During the nine months ended June 30, 2002, MIS received commissions of approximately $1.0 million from Summit on sales of approximately $19.8 million of Summit’s debt securities and approximately $0.7 million of Summit’s equity securities.

      MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Summit and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the interest rates to be paid on the certificates offered by this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, LLC, an NASD member, stating that the interest rates and accretion rates on the certificates, using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions, are consistent with Roth’s recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. Summit undertakes to maintain the interest rates and accretion rates on certificates no lower than those recommended by Roth based on the formula. Therefore, the yield at which the certificates will be distributed will be no lower than that recommended by Roth. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the certificates offered in this prospectus, Roth will receive $60,000 in fees, plus reimbursement of expenses actually incurred in an amount not to exceed $10,000.

      Roth also acts as a qualified independent underwriter for our other securities offerings and securities offerings of our affiliates, for which Roth receives similar fees.

      We have agreed to indemnify Roth against, or make contributions with respect to liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 resulting from any misstatement made in this prospectus, except if such liability is a direct result of Roth’s negligence, bad faith or willful misfeasance.

      There is not now, and we do not expect that there will be in the future, a public trading market for the certificates. MIS does not intend to make a market for the certificates. See “RISK FACTORS.”

      MIS may enter into selected dealer agreements with and reallow to dealers who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of certificates sold by these dealers.

      Sales of certificates will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

LEGAL MATTERS

      The legality of the certificates being offered by this prospectus will be passed upon for Summit by the law firm of Kutak Rock LLP, Denver, Colorado.

EXPERTS

      The consolidated financial statements and schedules of Summit Securities, Inc. at September 30, 2001, and for the year then ended, appearing in Summit Securities, Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

      The consolidated financial statements of Summit Securities, Inc. as of September 30, 2000, and for each of the two years in the period ended September 30, 2000, incorporated in this Prospectus by reference to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001 have been so incorporated by reference in reliance of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C., at 450 Fifth Street, N.W., Washington, DC 20549 and at some of its regional offices which are located in the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Summit that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

      We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the certificates offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The following documents filed with the SEC are incorporated in this prospectus by reference:

Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 2001.

Quarterly Report on Form 10-Q of Summit for the fiscal quarter ended December 31, 2001, as amended.

Current Report on Form 8-K of Summit dated February 21, 2002.

Quarterly Report on Form 10-Q of Summit for the fiscal quarter ended March 31, 2002, as amended.

Quarterly Report on Form 10-Q of Summit for the fiscal quarter ended June 30, 2002, as amended.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Summit will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Summit Securities, Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

Up to $50,000,000

Investment Certificates, Series B and Series B-1

PROSPECTUS

               , 2002

Metropolitan Investment Securities, Inc.

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

SEC Registration Fee	$4,600
NASD Filing Fee	5,500
Independent Underwriter Fee and Expenses	70,000
Accounting Fees and Expenses(1)	20,000
Legal Fees and Disbursements(1)	40,000
Trustee’s Fees and Expenses(1)	10,000
Printing Expenses(1)	30,000
Miscellaneous Expenses(1)	1,900

Total Expenses	$182,000

(1)	Estimated

Item 15. Indemnification of Directors and Officers

      Summit has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Summit’s Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington State law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16. Exhibits

      (a) Exhibits

1.01	Selling Agreement between Summit Securities, Inc. and Metropolitan Investment Securities, Inc. (incorporated by reference to Exhibit 1(a) to Registration No. 333-43829, filed February 25, 1998).
1.02	Form of Agreement to Act as “Qualified Independent Underwriter,” between Summit Securities, Inc., Metropolitan Investment Securities, Inc. and Roth Capital Partners, LLC with respect to the certificates to be registered.
1.03	Form of Pricing Recommendation Letter of Roth Capital Partners, LLC with respect to the certificates to be registered.
4.01	Indenture, dated as of November 15, 1990, between Summit Securities, Inc. and West One Bank, Idaho, trustee (incorporated by reference to Exhibit 4(a) to Registration No. 333-36775).
4.02	Tri-Party Agreement, dated as of April 24, 1996, among West One Bank, First Trust and Summit Securities, Inc. (incorporated by reference to Exhibit 4(c) to Registration No. 333-19787).
4.03	First Supplemental Indenture between Summit Securities, Inc. and First Trust, dated as of December 31, 1997 (incorporated by reference to Exhibit 4(c) to Registration No. 333-36775).
4.04	Second Supplemental Indenture between Summit Securities, Inc. and U.S. Bank Trust National Association, dated as of March 1, 2001 (incorporated by reference to Exhibit 4.04 to Summit Securities, Inc.’s registration statement on Form S-2, Registration No. 333-54458, filed March 1, 2001.)

5.01	Opinion of Kutak Rock LLP as to the validity of the certificates.
10.01	Receivable Management, Acquisition and Service Agreement between Summit Securities, Inc. and Metropolitan Mortgage & Securities Co., Inc., dated September 9, 1994 (incorporated by reference to Exhibit 10(a) to Registration No. 33-57619).
10.02	Receivable Management, Acquisition and Service Agreement between Old Standard Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc., dated January 1, 2001 (incorporated by reference to Exhibit 10.02 to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.03	Receivable Management, Acquisition and Service Agreement between Old West Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc., dated January 1, 2001 (incorporated by reference to Exhibit 10.03 to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.04	Form of Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 1998).
10.05	Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.08 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.06	Amendment No. 1 to Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of May 11, 2001 (incorporated by reference to Exhibit 10.09 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.07	Servicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.10 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.08	Flow Subservicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of September 1, 2001 (incorporated by reference to Exhibit 10.11 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
12.01	Statement of computation of ratio of earnings to fixed charges and preferred stock dividends.
23.01	Consent of Ernst & Young LLP, Independent Auditors.
23.02	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.03	Consent of Kutak Rock LLP (included in Exhibit 5.01).
24.01	The Power of Attorney, included on Page II-4 of the Registration Statement, is incorporated herein by reference.
25.01	Statement of eligibility of trustee (incorporated by reference to Exhibit 25.01 to Summit Securities, Inc.’s registration statement on Form S-2, Registration No. 333-54458, filed March 1, 2001.)

Item 17. Undertakings

      (a) The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 4th day of October, 2002.

SUMMIT SECURITIES, INC.

/s/ Tom Turner

Tom Turner, President

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Tom Turner their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ TOM TURNER Tom Turner	President and Director (Principal Executive Officer and Principal Financial Officer)	October 4, 2002

/s/ ROBERT A. NESS Robert A. Ness	Principal Accounting Officer	October 4, 2002

/s/ PHILIP SANDIFUR Philip Sandifur	Vice President and Director	October 4, 2002

/s/ GREGORY STRATE Gregory Strate	Secretary, Treasurer and Director	October 4, 2002

/s/ JAMES HAWKINS James Hawkins	Director	October 4, 2002

Robert Potter	Director	October 4, 2002

EXHIBIT INDEX

Exhibit
Number	Description

1.01	Selling Agreement between Summit Securities, Inc. and Metropolitan Investment Securities, Inc. (incorporated by reference to Exhibit 1(a) to Registration No. 333-43829, filed February 25, 1998).
1.02	Form of Agreement to Act as “Qualified Independent Underwriter,” between Summit Securities, Inc., Metropolitan Investment Securities, Inc. and Roth Capital Partners, LLC with respect to the certificates to be registered.
1.03	Form of Pricing Recommendation Letter of Roth Capital Partners, LLC with respect to the certificates to be registered.
4.01	Indenture, dated as of November 15, 1990, between Summit Securities, Inc. and West One Bank, Idaho, trustee (incorporated by reference to Exhibit 4(a) to Registration No. 333-36775).
4.02	Tri-Party Agreement, dated as of April 24, 1996, among West One Bank, First Trust and Summit Securities, Inc. (incorporated by reference to Exhibit 4(c) to Registration No. 333-19787).
4.03	First Supplemental Indenture between Summit Securities, Inc. and First Trust, dated as of December 31, 1997 (incorporated by reference to Exhibit 4(c) to Registration No. 333-36775).
4.04	Second Supplemental Indenture between Summit Securities, Inc. and U.S. Bank Trust National Association, dated as of March 1, 2001 (incorporated by reference to Exhibit 4.04 to Summit Securities, Inc.’s registration statement on Form S-2, Registration No. 333-54458, filed March 1, 2001.)
5.01	Opinion of Kutak Rock LLP as to the validity of the certificates.
10.01	Receivable Management, Acquisition and Service Agreement between Summit Securities, Inc. and Metropolitan Mortgage & Securities Co., Inc., dated September 9, 1994 (incorporated by reference to Exhibit 10(a) to Registration No. 33-57619).
10.02	Receivable Management, Acquisition and Service Agreement between Old Standard Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc., dated January 1, 2001 (incorporated by reference to Exhibit 10.02 to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.03	Receivable Management, Acquisition and Service Agreement between Old West Life Insurance Company and Metropolitan Mortgage & Securities Co., Inc., dated January 1, 2001 (incorporated by reference to Exhibit 10.03 to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.04	Form of Reinsurance Agreement between Western United Life Assurance Company and Old Standard Life Insurance Company (incorporated by reference to Exhibit 10(d) to Summit Securities, Inc.’s Annual Report on Form 10-K for the year ended September 30, 1998).
10.05	Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.08 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.06	Amendment No. 1 to Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of May 11, 2001 (incorporated by reference to Exhibit 10.09 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.07	Servicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.10 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
10.08	Flow Subservicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of September 1, 2001 (incorporated by reference to Exhibit 10.11 to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2001).
12.01	Statement of computation of ratio of earnings to fixed charges and preferred stock dividends.

Exhibit
Number	Description

23.01	Consent of Ernst & Young LLP, Independent Auditors.
23.02	Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.03	Consent of Kutak Rock LLP (included in Exhibit 5.01).
24.01	The Power of Attorney, included on Page II-4 of the Registration Statement, is incorporated herein by reference.
25.01	Statement of eligibility of trustee (incorporated by reference to Exhibit 25.01 to Summit Securities, Inc.’s registration statement on Form S-2, Registration No. 333-54458, filed March 1, 2001.)